PART I of FORM C/A

Form C:	Offering Statement
Name of Issuer	Life Imaging Fla, Inc.
Form	Corporation
Jurisdiction of Incorporation/Organization:	Delaware
Date of Organization and Conversion	November 26, 2018 and July 17, 2019
Physical address of issuer:	1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442
Website of issuer	https://www.lifeimagingfla.com/
Is there a co-issuer?	Yes__ No X
Name of co-issuer	
Name of intermediary through which the offering will be conducted:	StartEngine Capital, LLC
CIK number of intermediary:	0001665160
SEC file number of intermediary:	007-00007
CRD number, if applicable, of intermediary:	
Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering:	7% of all sums raised in this offering.
Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest:	Two percent (2%) of securities of the total amount of investments raised in the offering, along the same terms as investors
Type of security offered:	Common Stock
Target number of securities to be offered:	5,000
Price (or method for determining price):	$2.00
Target Offering Amount	$10,000
Oversubscriptions accepted:	Yes
If Yes, describe how oversubscriptions will be allocated:	At the discretion of the company

Maximum offering amount (if different from target offering amount):	$2,630,320
Deadline to reach the target offering amount:	October 28, 2021
Note: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.	
Current number of employees:	5 full time employee, 1 part time employee

	As of the most recent fiscal year end	As of the prior fiscal year-end
Total Assets:	$738,467	N/A
Cash & Cash Equivalents:	$2,488	N/A
Accounts Receivable:	$0	$0
Short-term Debt:	$136,767	$13,663
Long-term Debt:	$592,878	N/A
Revenues/Sales	N/A	N/A
Cost of Goods Sold:	$0	$0
Taxes Paid:	N/A	N/A
Net Income:	($360,630)	($18,661)

Using the list below, select the jurisdictions in which the issuer intends to offer the securities:

	Jurisdiction	Code		Jurisdiction	Code		Jurisdiction	Code
X	Alabama	AL	X	Montana	MT	X	District of Columbia	DC
X	Alaska	AK	X	Nebraska	NE	X	Puerto Rico	PR
X	Arizona	AZ	X	Nevada	NV			
X	Arkansas	AR	X	New Hampshire	NH		Alberta	A0
X	California	CA	X	New Jersey	NJ		British Columbia	A1
X	Colorado	CO	X	New Mexico	NM		Manitoba	A2
X	Connecticut	CT	X	New York	NY		New Brunswick	A3
X	Delaware	DE	X	North Carolina	NC		Newfoundland	A4
X	Florida	FL	X	North Dakota	ND		Nova Scotia	A5
X	Georgia	GA	X	Ohio	OH		Ontario	A6
X	Hawaii	HI	X	Oklahoma	OK		Prince Edward Island	A7

X	Idaho	ID	X	Oregon	OR		Quebec	A8
X	Illinois	IL	X	Pennsylvania	PA		Saskatchewan	A9
X	Indiana	IN	X	Rhode Island	RI		Yukon	B0
X	Iowa	IA	X	South Carolina	SC		Canada (Federal Level)	Z4
X	Kansas	KS	X	South Dakota	SD			
X	Kentucky	KY	X	Tennessee	TN			
X	Louisiana	LA	X	Texas	TX			
X	Maine	ME	X	Utah	UT			
X	Maryland	MD	X	Vermont	VT			
X	Massachusetts	MA	X	Virginia	VA			
X	Michigan	MI	X	Washington	WA			
X	Minnesota	MN	X	West Virginia	WV			
X	Mississippi	MS	X	Wisconsin	WI			
X	Missouri	MO	X	Wyoming	WY			

Using the list below, select the jurisdictions in which the securities are to be offered by underwriters, dealers or sales persons or check the appropriate box:

☐ None

☒ Same as the jurisdictions in which the issuer intends to offer the securities.

PART II


OFFERING MEMORANDUM DATED AUGUST 13, 2021





Life Imaging Fla, Inc.
1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442
https://www.lifeimagingfla.com/

Up to $2,630,320 of Common Stock

Minimum Investment Amount: $10,000


Life Imaging Fla, Inc. ("Life Imaging" "the company," "we," or "us"), is offering up to $2,630,320 worth of Common Stock. The minimum target amount under this Regulation CF offering is $10,000 (the "Target Amount"). The company must reach its Target Amount of $10,000 by October 18, 2021. Unless the company raises at least the Target Amount of $10,000 under the Regulation CF offering by October 28, 2021, no securities will be sold in this offering, investment commitments will be cancelled, and committed funds will be returned.

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the company's management. When used in this disclosure document and the company offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking

statements. These statements reflect management's current views with respect to future events and are subject to risks and uncertainties that could cause the company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such state or to reflect the occurrence of unanticipated events.

In the event that we become a reporting company under the Securities Exchange Act of 1934, we intend to take advantage of the provisions that relate to "Emerging Growth Companies" under the JOBS Act of 2012, including electing to delay compliance with certain new and revised accounting standards under the Sarbanes-Oxley Act of 2002.

TABLE OF CONTENTS

THE COMPANY AND ITS BUSINESS

Overview

Life Imaging Fla, Inc. is a C Corporation incorporated on July 17, 2019, under the laws of Delaware.

The company began operations as Life Scan LLC, a limited liability company organized in the State of Florida on November 26, 2018. On July 17, 2019 the company converted from Life Scan LLC to Life Imaging Fla, Inc., a Delaware corporation.

Brief Description of the Company

Company Overview

The company provides preventative screenings for the early detection for two of the leading causes of death globally, heart disease and cancer. The company is able to provide these screenings through the use of an EBCT (electron beam CT) Scanner. We are leasing a General Electric Lightspeed VCT 64 with ASIR CT Scanner to provide these preventive screenings for the early detection of heart disease and cancer. We have developed a unique proprietary model that make heart and full-body cancer screening affordable for everyone. These early detection screenings can save lives.

Competitors and Industry

The company has taken a direct marketing approach that has allowed us to reach potential clients about our preventive screenings that are affordable to everyone. Our unique, proactive, business model allows for our screenings that potentially save lives rather than relying on the reactive business model used in medicine. In most cases, medical insurance will not pay for preventive screenings for heart disease or cancer. Our unique and affordable business model can save lives by providing affordable access to preventive heart and cancer screenings. We are one of only two companies in the United States with this all-cash pay affordable screening system.

Current Stage and Roadmap

The company's founder, J. Thomas Graham, went through a soft opening utilizing a different business entity to determine the effectiveness of both the marketing and fulfillment process in the Tampa Bay area. The success of that entity led J. Thomas Graham to move the business into the company, where it will be able to expand into other markets. The next market being targeted by the company is the Miami metro market, which is over twice the size of Tampa Bay with over 7,000,000 people. The company believes this is an ideal market because of the number of Baby Boomers that have retired in Florida and they would like to have a happy, healthy retirement. These Baby Boomers, men and women between the age of 45-75, are our ideal customers. The average median income in Tampa Bay is approximately $48,000 and approximately $72,000 in the Miami metro market. The Miami metro market includes Miami, Ft Lauderdale, Pompano Beach, West Palm Beach, and Boca Raton. This area is collectively known as the "Gold Coast". The "Gold Coast" is one of the nation's leading retirement areas and ideal for Life Imaging. We believe there is no one in the Miami metro market operating with our business model.

In August 2020, we signed a five year lease agreement for our offices at 1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442. In October 2020, the company entered into a Security Agreement with Atlantis Worldwide, LLC to lease a General Electric Lightspeed VCT 64 with ASIR CT Scanner for a sixty month term. Additionally, on March 10, 2021 the company entered into a Professional Service Agreement (Reading Services) Southeast Diagnostic Reading Services, Inc. DBA SEDRS, Inc. for the diagnostics readings of scans performed by the company. The term of the agreement shall be from March 10, 2021 to March 10, 2022 and will extend automatically for additional one year periods.

Employees

The company currently has 5 full-time employees and 1 part-time employees.

Intellectual Property

The company does not own or rely on any particular intellectual property.

Litigation

The company is not involved in any litigation, and its management is not aware of any pending or threatened legal actions relating to its intellectual property, conduct of its business activities, or otherwise.

Property

In August 2020, the company entered into a five year lease for its offices at 1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442.

In October 2020, the company entered into a Security Agreement with Atlantis Worldwide, LLC to lease a General Electric Lightspeed VCT 64 with ASIR CT Scanner for a sixty month term.

Due Diligence

Due diligence by CrowdCheck, Inc.



Life Imaging Fla, Inc.
Issued July 30, 2021

RISK FACTORS

The SEC requires the company to identify risks that are specific to its business and its financial condition. The company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

These are the risks that relate to the company:

We have little operating history, which may make it difficult for you to evaluate the potential success of our business and to assess our future viability
The company began operations as Life Scan LLC, a limited liability company organized in the State of Florida on November 26, 2018. On July 17, 2019 the company converted from Life Scan LLC to Life Imaging Fla, Inc., a Delaware corporation. The company has incurred a net loss and has had not generated any revenue from inception through the periods covered by the company's audited financial statements. There is no assurance that

the company will ever be able to establish successful business operations, become profitable or generate sufficient revenues to operate our business or pay dividends.

Our business projections are only projections
There can be no assurance that the company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product as we have a unique business model without extensive history. If there is limited acceptance of our business and the services we offer, our financial results will be negatively impacted.

The auditor has issued included a "going concern" note in the audited financials.
We may not have enough funds to sustain the business until it becomes profitable. Even if we raise funds through a crowdfunding round, we may not accurately anticipate how quickly we may use the funds and if it is sufficient to bring the business to profitability.

If the company cannot raise sufficient funds, it will not succeed.
The company is offering Common Stock in the amount of up to $2,630,320 in this offering, with a Target Offering Amount of $10,000. Even if the maximum amount is raised, the company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the company itself or to the broader economy, it may not survive. If the company manages to raise only the minimum amount of funds sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

Any valuation at this stage is difficult to assess.
The valuation for the offering was established by the company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The company depends on key personnel and faces challenges recruiting needed personnel.
The company's future success depends on the efforts of a small number of key personnel, specifically its founder J. Thomas Graham. In addition, due to its limited financial resources and the specialized expertise required, it may not be able to recruit the individuals needed for its business needs. There can be no assurance that the company will be successful in attracting and retaining the personnel the company requires to operate and be innovative.

The company depends on one primary product.
The company depends on the General Electric Lightspeed VCT 64 with ASIR CT Scanner that is currently being leased to perform preventative screenings for our customer base. The company's survival in the near term depends upon being able to utilize the General Electric Lightspeed VCT 64 with ASIR CT Scanner on a daily basis in order to perform a sufficient number of preventative scans on customers to make a profit and pay for the leased equipment. The company's current customer base is still small and the company will only succeed if it can attract more customers for its preventative screenings.

The company depends on several agreements.
In October 2020, the company entered into a Security Agreement with Atlantis Worldwide, LLC to lease a General Electric Lightspeed VCT 64 with ASIR CT Scanner for a sixty month term. If the company does not make payments according to the terms of the lease agreement, we could lose the CT scanner and be unable to perform our preventative screening services. On March 10, 2021 the company entered into a Professional Service Agreement (Reading Services) Southeast Diagnostic Reading Services, Inc. DBA SEDRS, Inc. for the diagnostics readings of scans performed by the company. The term of the agreement shall be from March 10, 2021 to March 10, 2022 and will extend automatically for additional one year periods. If Southeast Diagnostic Reading Services, Inc. elects not to renew this agreement with us, the company will not have a guaranteed source that can read the preventative screenings performed at our office.

The company will depend upon strategic relationships to develop, exploit, and attract customers to its products and services. If these relationships are not successful, the company may not be able to capitalize on the market potential of these products.

The near and long-term viability of the company's products will depend, in part, on its ability to successfully establish new strategic collaborations with hospitals, insurance companies, and government agencies. Establishing strategic collaborations is difficult and time-consuming. Potential collaborators may reject collaborations based upon their assessment of the company's financial, regulatory, or intellectual property position. If the company fails to establish a sufficient number of collaborations on acceptable terms, it may not be able to commercialize its products or generate sufficient revenue to fund further research and development efforts.

Competitors may be able to call on more resources than the company.

While the company believes that there is no one in the Miami metro market operating with our business model, it is not the only way to address the issues/needs of affordable preventative screenings for heart disease and cancer, and the company may have to compete with a number of other approaches and direct competitors that may enter the Miami metro market. Additionally, these competitors may replicate Life Imaging's business practices and directly compete with us or our reading services. These competitors may be better capitalized than Life Imaging, which would give them a significant advantage.

The company does not have any insurance.

The company does not currently have any insurance in place for the company or its officers. There can be no assurance that insurance will be available or sufficient to cover any risks faced by the company. If the Company suffers an uninsured loss, all or a substantial portion of the company's funds may be lost. In addition, all of the assets of the company may be at risk in the event of an uninsured liability to third parties.

Risks Related to the Securities

Our founder has control over all stockholder decisions because he controls a substantial majority of our voting stock.

As a result of the Common Stock that he holds, J. Thomas Graham, our founder and Chief Executive Officer will be able to exercise voting rights with respect to an aggregate of 1,500,000 shares of Common Stock, which will represent approximately 72.63% of the voting power of our outstanding capital stock immediately following this offering. The Common Stock issued in this offering will dilute our founders' voting control because the Common Stock has voting rights. As a result, Mr. Graham has the ability to control the outcome of all matters submitted to our stockholders for approval, including the election, removal, and replacement of directors and any merger, consolidation, or sale of all or substantially all of our assets.

Minority Holder; Securities with Voting Rights. The Equity that an investor is buying has voting rights attached to them. However, you will be part of the minority shareholders of the company and therefore will have a limited ability to influence management's decisions on how to run the business. You are trusting in management's discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

Our valuation and our offering price have been established internally and are difficult to assess.
Life Imaging Fla, Inc. has set the price of its Common Stock at $2.00 per share. Valuations for companies at this stage are generally purely speculative. We have not generated any revenues so far. Our valuation has not been validated by any independent third party and may decrease precipitously in the future. It is a question of whether you, the investor, are willing to pay this price for a percentage ownership of a start-up company. The issuance of

additional shares of Common Stock, or additional option grants may dilute the value of your holdings. You should not invest if you disagree with this valuation. See "Dilution" for more information.

You can't easily resell the securities.
There are restrictions on how you can resell your securities for the next year. More importantly, there is no market for these securities, and there might never be one. It's unlikely that the company will ever go public or get acquired by a bigger company. That means the money you paid for these securities could be tied up for a long time.

Your investment could be illiquid for a long time
You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The company may be acquired by an existing player in the Health industry or any entity wanting to invest in our company. However, that may never happen or it may happen at a price that results in you losing money on this investment.

The company's management has discretion as to use of proceeds.
The net proceeds from this offering will be used for the purposes described under "Use of Proceeds." The company reserves the right to use the funds obtained from this offering for other similar purposes not presently contemplated which it deems to be in the best interests of the company and its investors in order to address changed circumstances or opportunities. As a result of the foregoing, the success of the company will be substantially dependent upon the discretion and judgment of management with respect to application and allocation of the net proceeds of this offering. Investors for the Class B Non-Voting Common Stock hereby will be entrusting their funds to the company's management, upon whose judgment and discretion the investors must depend.

Future fundraising may affect the rights of investors.
In order to expand, the company is likely to raise funds again in the future, either by offerings of securities or through borrowing from banks or other sources. The terms of future capital raising, such as loan agreements, may include covenants that give creditors greater rights over the financial resources of the company.

Risks Related to COVID-19

The company's results of operations may be negatively impacted by the coronavirus outbreak.
The continued spread of COVID-19 has led to severe disruption and volatility in the global capital markets, which could increase the company's cost of capital and adversely affect its ability to access the capital markets in the future. It is possible that the continued spread of COVID-19 could cause a further economic slowdown or recession or cause other unpredictable events, each of which could adversely affect the company's business, results of operations, or financial condition. The extent to which COVID-19 affects the company's financial results will depend on future developments, which are highly uncertain and cannot be predicted, including new information which may emerge concerning the severity of the COVID-19 outbreak and the actions to contain the outbreak or treat its impact, among others. Moreover, the COVID-19 outbreak has had and may continue to have indeterminable adverse effects on general commercial activity and the world economy, and the company's business and results of operations could be adversely affected to the extent that COVID-19 or any other pandemic harms the global economy generally.

Actual or threatened epidemics, pandemics, outbreaks, or other public health crises may adversely affect the company's business.
The company's business could be materially and adversely affected by the risks, or the public perception of the risks, related to an epidemic, pandemic, outbreak, or other public health crisis, such as the recent outbreak of COVID-19. The risk, or public perception of the risk, of a pandemic or media coverage of infectious diseases could

adversely affect the value of the Class B Non-Voting Common Stock and the financial condition of the company's investors or prospective investors, resulting in reduced demand for the Class B Non-Voting Common Stock generally. Further, such risks could result in persons avoiding appearing at in-person health care appointments. "Shelter-in-place" or other such orders by governmental entities could also disrupt the company's operations, if those employees of the company who cannot perform their duties from home are unable to report to work.

Miscellaneous Risks

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.
Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our shareholders. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our shareholders and will have no such right.

DIRECTORS, EXECUTIVE OFFICERS AND EMPLOYEES

This table shows the principal people on the company's team:

Name	Position	Term of Office	Approx. hours per week (if not full time)
Executive Officers:			
J. Thomas Graham	Founder, President, CEO, COO, CFO, and Secretary	Inception – Present	Fulltime
Directors:			
J. Thomas Graham	Director	Inception – Present	Fulltime

J. Thomas Graham - Founder, President, CEO, COO, CFO, and Secretary
J. Thomas Graham founded the company as Life Scan LLC, a limited liability company organized in the State of Florida on November 26, 2018 and on July 17, 2019 the company converted from Life Scan LLC to Life Imaging Fla, Inc., a Delaware corporation. J. Thomas Graham runs the company's day to day operations which encompasses all aspects of the business including: sales; marketing; business development; and customer service. Mr. Graham has served as the President and CEO of Innovative Business Resources Inc. from December 1, 2014 to Present. In that role, Mr. Graham has been responsible for innovating all areas of the company's business growth by providing business consulting, business development, venture capital, and unique direct marketing platforms.

OWNERSHIP AND CAPITAL STRUCTURE; RIGHTS OF THE SECURITIES

Ownership

The following table shows who owns more than 20% of company's voting securities as of July 23, 2021:

Name of Beneficial owner	Amount and class of securities held	Percent of voting power prior to the Offering
J. Thomas Graham	1,500,000 shares of Common Stock	72.63%

The following table describes our capital structure as of July 23, 2021:

Class of Equity	Authorized Limit	Issued and Outstanding*	Committed, Not-issued**	Available
Common Stock	4,000,000	2,065,216	1,934,784	0
Equity Derivatives	Authorized Limit (if any)	Issued and Outstanding	Committed, Not-issued	Available
N/A	N/A	N/A	N/A	N/A

*Includes 1,500,000 issued to J. Thomas Graham and 565,216 shares already sold in the Regulation CF offering.

**Common Stock authorized for issuance in the current Offering.

USE OF PROCEEDS

The company anticipates using the proceeds from this offering in the following manner:

Purpose or Use of Funds	Allocation After Offering Expenses for a $10,000 Raise	Allocation After Offering for a $1,070,000 Raise	Allocation After Offering for a $2,630,320 Raise
StartEngine Platform Fees	7%	7%	7%
Working Capital	93%	32%	32%
Marketing	0%	20%	20%
Company Employment	0%	22%	22%
Office Space	0%	19%	19%

The identified uses of proceeds are subject to change at the sole direction of the officers and directors based on the business needs of the company.

FINANCIAL DISCUSSION

Financial statements

Our financial statements can be found in Exhibit B to the Form C of which this Offering Memorandum forms a part. The financial statements were audited by Fruci & Associates II, PLLC. The following discussion should be read in conjunction with our reviewed financial statements and the related notes included in this Offering Statement. The following discussion also includes information based on our unaudited operating data for 2021 and is subject to change once we complete our fiscal year, prepare our financial statements and our accountant completes a financial review of those statements.

The company's net revenues for the year ended December 31, 2020 and 2019 were $0. Since January 1, 2021 the company has generated revenue in the amount of $283,129. This figure has not been audited and has been offset by our expenses over the same period.

The company's operating expenses consist of its operating lease, equipment lease, salaries, payments for professional services (reading services), marketing and advertising, utilities and general and administrative costs. Operating expenses in 2020 amounted to $360,630 and $18,661 in 2019. The primary components of this increase were due to:

- An increase in the General and administrative expenses from $11,303 to $55,338.
- An increase in Advertising expenses from $449 to $147,533.
- An increase in Profession fees from $185 to $6,513
- An increase in Rent expenses from $0 to $83,574
- An increase in the Owners Compensation from $3,941 to $54,543.

As a result of the foregoing factors, the company's net loss from operations was $360,630 in 2020 and $16,661 in 2019.

Since the end of the period covered by the financial statements, the company continued to sell 546,251 shares of common stock through its Regulation Crowdfunding ("Reg CF") on StartEngine, LLC. The company recognized gross proceeds of $1,015,558 and had a subscription receivable of $54,682 related to the sale of these shares. In connection with this offering, the company incurred offering costs of $104,161.

Plan of Operations and Milestones
We have recently begun operations and have reached the following milestones since beginning operations:

- In August 2020, we signed a five year lease agreement for our offices at 1981 W. Hillsboro Blvd., Deerfield Beach, FL 33442.
- In October 2020, the company entered into a Security Agreement with Atlantis Worldwide, LLC to lease a General Electric Lightspeed VCT 64 with ASIR CT Scanner for a sixty month term.
- On March 10, 2021 the company entered into a Professional Service Agreement (Reading Services) Southeast Diagnostic Reading Services, Inc. DBA SEDRS, Inc. for the diagnostics readings of scans performed by the company. The term of the agreement shall be from March 10, 2021 to March 10, 2022 and will extend automatically for additional one year periods.

Liquidity and Capital Resources
To date, the company has not made any profits and is still a "development stage company." While some financial resources have come from sales, sales only provide a fraction of the money needed to operate the company, and profits are not likely for some time. The company has recorded losses from the time of inception in the net amount of $360,630 for the year ending December 31, 2020 and $18,661 for the year ending December 31, 2019.

The company was initially capitalized by equity investments from its Founder/Chief Executive Officer and initial shareholder, J. Thomas Graham, in the amount of $150 from the issuance of 1,500,000 shares of Common Stock. During the year ended December 31, 2019, a shareholder of the company advanced funds in the amount of $13,600 for operations, which were repaid in 2020.

The funds from this offering are important to the company in order to scale the business on an accelerated timetable. With an influx of customers and cash we believe that we will have sufficient capital available to consider opening additional locations. If the company raises the target amount of $10,000 the company will be able to operate one location for approximately 6 months and if the company raises the full $2,630,320 in this offering it will allow us to scale the company much quicker than planned and operate one location for approximately 12-24 months. The funds from this offering will make up 99% of the company's funds. allow Currently the company has no other future plans to raise funds, if we raise the maximum amount in this offering we expect to be fully funded for our planned growth.

The company had approximately $2,448 cash on hand as of December 31, 2020. Currently, we estimate our burn rate (net cash out) to be on average $5,000 per month.

Indebtedness

The company does not currently have any indebtedness. During the year ended December 31, 2019, a shareholder of the company advanced funds for operations, which were repaid in 2020. These advances were non-interest bearing, unsecured and due on demand. As of December 31, 2019, the amount of advances outstanding were $13,600 and recorded under 'Advances – Related Party' on the balance sheets.

Trends and COVID-19

In March 2020, the World Health Organization made the assessment that the outbreak of a novel coronavirus (COVID-19) can be characterized as a pandemic. As a result, uncertainties have arisen that may have a significant negative impact on the operating activities and results of the company. The occurrence and extent of such an impact will depend on future developments, including (i) the duration and spread of the virus, (ii) government quarantine measures, (iii) voluntary and precautionary restrictions on travel or meetings, (iv) the effects on the financial markets, and (v) the effects on the economy overall, all of which are uncertain.

RELATED PARTY TRANSACTIONS

Name: J. Thomas Graham During the year ended December 31, 2019, the company issued 1,500,000 founder shares of common stock at $0.0001 par value to J. Thomas Graham, the company's CEO and majority shareholder. These shares were issued to J. Thomas Graham, at a total value of $150. Also during the year ended December 31, 2019, a shareholder of the company advanced funds in the amount of $13,600 for operations, which were repaid in 2020. These advances were non-interest bearing, unsecured and due on demand. As of December 31, 2019, the amount of advances outstanding were $13,600 and recorded under 'Advances – Related Party' on the balance sheets.

RECENT OFFERINGS OF SECURITIES

We have made the following issuances of securities within the last three years:
- On July 17, 2019, we granted 1,500,000 shares of Common Stock to J. Thomas Graham in reliance on Section 4(a)(2) of the Securities Act, for consideration of $150.00. The proceeds of this offering were used to incorporate the company.

SECURITIES BEING OFFERED AND RIGHTS OF THE SECURITIES OF THE COMPANY

The following descriptions summarize important terms of our capital stock. This summary reflects company's Certificate of Incorporation and does not purport to be complete and is qualified in its entirety by the Certificate of Incorporation and its Bylaws. For a complete description the company's capital stock, you should refer to our Certificate of Incorporation and our Bylaws and applicable provisions of the Delaware General Corporation Law.

General

Equity

Offering Minimum: $10,000.00 I 10,000 shares of Common Stock

Offering Maximum: $2,630,320.00 I 1,441,176 (1,310,160 for cash and 131,016 for Reg CF Bonus Shares) shares of Common Stock

Type of Security Offered: Common Stock

Purchase Price of Security Offered: $2.00

Minimum Investment Amount (per investor): $200.00

Maximum Number of Shares Offered subject to adjustment for bonus shares. See Bonus info below

Early Bird

First 7 days - 10% bonus shares

Next 30 days - 5% bonus shares

Volume

$200+ I Thank you Tier! Featured on our website.

$1,000 I 2 Free heart scans ($700 value!)

$2,500+ I 2 Free full-body scans includes heart scan ($3,800 value!)

$5,000+ I VIP tier + 5% Bonus shares: Full 2 years of all scans the full body and heart scans total of 4 FB scans includes heart scan, they can give 2 away to family member or friend or do two each over 2 years. + 5% bonus shares

$20,000+ I Florida Fort Lauderdale 3 days 2 night beach resort stay and two full body and heart scan packages+ 10% bonus shares

All perks occur after the offering is completed

The 10% Bonus for StartEngine Shareholders

Life Imaging Fla, Inc. will offer 10% additional bonus shares for all investments that are committed by StartEngine Crowdfunding Inc. shareholders who invested over $1,000 or made at least two investments in StartEngine's own offerings.

This means eligible StartEngine shareholders will receive a 10% bonus for any shares they purchase in this offering. For example, if you buy 100 shares of Common Stock at $2 / share, you will receive 10 bonus shares of Common Stocks, meaning you'll own 110 shares for $200. Fractional shares will not be distributed and share bonuses will be determined by rounding down to the nearest whole share.

This 10% Bonus is only valid for one year from the time StartEngine Crowdfunding Inc. investors receive their countersigned StartEngine Crowdfunding Inc. subscription agreement, unless their eligibility period has been extended through additional subsequent investments in StartEngine's own offerings.

Investors eligible for this bonus will also have priority if they are on a waitlist to invest and the company that surpasses its maximum funding goal. They will have the first opportunity to invest should room in the offering become available if prior investments are cancelled or fail.

Investors will only receive a single bonus, which will be the highest bonus rate they are eligible for.

The company's authorized securities consist of up to 4,000,000 shares of common stock. As of July 23, 2021, there were 2,065,216 shares Common Stock outstanding. For this offering, the company is issuing Common Stock at $2.00 per share.

Common Stock
Dividend Rights

Subject to preferences that may be applicable to any then outstanding preferred stock, holders of Common Stock are entitled to receive dividends, as may be declared from time to time by the board of directors out of legally available funds. The company has never declared or paid cash dividends on any of its capital stock and currently does not anticipate paying any cash dividends after this Offering or in the foreseeable future.

Voting Rights

Each holder of Common Stock is entitled to one vote for each share on all matters submitted to a vote of the stockholders, including the election of directors.

Rights and Preferences

Holders of the company's Common Stock have no preemptive, conversion, or other rights, and there are no redemptive or sinking fund provisions applicable to the company's Common Stock.

What it Means to be a Minority Holder

As an investor and minority holder of the company's Common Stock, you will not have any rights in regard to the corporate actions of the company, including additional issuances of securities, company repurchases of securities, a sale of the company or its significant assets, or company transactions with related parties.

Transferability of securities

For a year, the securities can only be resold:

- In an IPO or other public offering registered with the SEC;

- To the company;

- To an accredited investor; and

- To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar circumstance.

Transfer Agent

The company has selected StartEngine Secure LLC, an SEC-registered securities transfer agent, to act as its transfer agent. They will be responsible for keeping track of who owns the company's securities.

DILUTION

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will go down, even though the value of the company may go up. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round, angel investment), employees exercising stock options, or by conversion of certain instruments (e.g., convertible bonds, preferred shares or warrants) into stock.

If the company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early-stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2020 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.

- In December the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.

- In June 2021 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money. Investors should pay careful attention to the aggregate total amount of convertible notes that the company has issued (and may issue in the future, and the terms of those notes.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Valuation

As discussed in "Dilution" above, the valuation of the company will determine the amount by which the investor's stake is diluted in the future. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the company. When the company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors, which means that the cash value of your stake is immediately diluted because each share of the same type is worth the same amount, and you paid more for your shares than earlier investors did for theirs.

There are several ways to value a company, and none of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value — The amount for which the assets of the company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, this value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early-stage companies do not have many assets (they probably need to raise funds through a securities offering in order to purchase some equipment).

Book Value — This is based on analysis of the company's financial statements, usually looking at the company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks or trade names, are very valuable but are not usually represented at their market value on the balance sheet.

Earnings Approach — This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. Typically, liquidation value and book value will produce a lower valuation than the earnings approach. However, the earnings approach is also most likely to be risky as it is based on many assumptions about the future, while the liquidation value and book value are much more conservative.

Future investors (including people seeking to acquire the company) may value the company differently. They may use a different valuation method, or different assumptions about the company's business and its market. Different valuations may mean that the value assigned to your investment changes. It frequently happens that when a large institutional investor such as a venture capitalist makes an investment in a company, it values the company at a lower price than the initial investors did. If this happens, the value of the investment will go down.

Based on the above information, the company determined the pre-money valuation of $3,000,0000.

How we determined the offering price

The offering price for our current offering was determined internally based on the best estimates of management.

REGULATORY INFORMATION

Disqualification

Neither the company nor any of its officers or managing members are disqualified from relying on Regulation Crowdfunding.

Annual reports

The company has not filed annual reports to date. Any annual reports will be posted on the company's page with is transfer agent, www.startengine.com/life-scan

Compliance failure

The company has not previously failed to comply with the requirements of Regulation Crowdfunding.

INVESTING PROCESS

Information Regarding Length of Time of Offering

Investment Cancellations: Investors will have up to 48 hours prior to the end of the offering period to change their minds and cancel their investment commitments for any reason. Once the offering period is within 48 hours of ending, investors will not be able to cancel for any reason, even if they make a commitment during this period.

Notifications: Investors will receive periodic notifications regarding certain events pertaining to this offering, such as the company reaching its offering target, the company making an early closing, the company making material changes to its Form C, and the offering closing at its target date.

Material Changes: Material changes to an offering include but are not limited to:

A change in minimum offering amount, change in security price, change in management, etc. If an issuing company makes a material change to the offering terms or other information disclosed, including a change to the offering deadline, investors will be given five business days to reconfirm their investment commitment. If investors do not reconfirm, their investment will be cancelled, and the funds will be returned.

Rolling and Early Closings: The company may elect to undertake rolling closings, or an early closing after it has received investment interests for its target offering amount. During a rolling closing, those investors that have committed funds will be provided five days' notice prior to acceptance of their subscriptions, release of funds to the company, and issuance of securities to the investors. During this time, the company may continue soliciting investors and receiving additional investment commitments. Investors should note that if investors have already received their securities, they will not be required to reconfirm upon the filing of a material amendment to the Form C. In an early closing, the offering will terminate upon the new target date, which must be at least five days from the date of the notice.

Investor Limitations

Investors are limited in how much they can invest on all crowdfunding offerings during any 12-month period. The limitation on how much they can invest depends on their net worth (excluding the value of their primary residence) and annual income. If either their annual income or net worth is less than $107,000, then during any 12-month period, they can invest up to the greater of either $2,200 or 5% of the greater of their annual income or Net worth. If both their annual income and net worth are equal to or more than $107,000, then during any 12-month period, they can invest up to 10% of annual income or net worth, whichever is greater, but their investments cannot exceed $107,000. If the investor is an "accredited investor" as defined under Rule 501 of Regulation D under the Securities Act, as amended, no investment limits apply.

Updates

Information regarding updates to the offering and to subscribe can be found here, www.startengine.com/life-scan.

Investment Process

See Exhibit E to the Offering Statement of which this Offering Memorandum forms a part.

EXHIBIT B TO FORM C

FINANCIAL STATEMENTS AND INDEPENDENT ACCOUNTANT'S REVIEW FOR Life Imaging Fla, Inc.

[See attached]



"We Scan For Life"

LIFE IMAGING FLA, INC.
A Delaware Corporation

FINANCIAL REPORT

For the Two Years Ending December 31, 2020 and 2019

LIFE IMAGING FLA, INC.

FINANCIAL REPORT
December 31, 2020 and 2019

Table of Contents



INDEPENDENT AUDITORS' REPORT

To Management of Life Imaging FLA, Inc.
St. Petersburg, Florida

Opinion

We have audited the accompanying financial statements of (a Delaware corporation), which comprise the balance sheets as of December 31, 2020 and 2019 and the related statements of operations, stockholders' equity, and cash flows for the years then ended, and the related notes to the financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Life Imaging FLA, Inc as of December 31, 2020 and 2019, and the results of its operations and its cash flows for the years then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Our responsibilities under those standards are further described in the Auditor's Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Life Imaging FLA, Inc and to meet our other ethical responsibilities in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Emphasis of Matter Regarding Going Concern

As disclosed in Note 2 of the financial statements, the Company has not yet begun operations as of December 31, 2020, has incurred losses since inception, had net cash used in operations, and a working capital deficit. Accordingly, substantial doubt is raised about the Company's ability to continue as a going concern.

Responsibilities of Management for the Financial Statements

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America, and for the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Life Imaging FLA, Inc's ability to continue as a going concern within one year after the date that the financial statements are available to be issued.

Auditor's Responsibilities for the Audit of the Financial Statements

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor's report that includes our opinion. Reasonable assurance is a high level of assurance but is not absolute assurance and therefore is not a guarantee that an audit conducted in accordance with generally accepted auditing standards will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements, including omissions, are considered material if there is a substantial likelihood that, individually or in the aggregate, they would influence the judgment made by a reasonable user based on the financial statements.

In performing an audit in accordance with generally accepted auditing standards, we:

- Exercise professional judgment and maintain professional skepticism throughout the audit.

- Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

- Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Life Imaging FLA, Inc's internal control. Accordingly, no such opinion is expressed.

- Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control related matters that we identified during the audit.

Fruci & Associates II, PLLC

Fruci & Associates II, PLLC
Spokane, WA
July 13, 2021

LIFE IMAGING FLA, INC.
BALANCE SHEETS
For the Years Ended December 31, 2020 and 2019

		2020		2019
Assets				
Current assets:				
Cash	$	2,488	$	-
Total current assets		2,488		-
Furniture and equipment, net		16,489		-
Equipment deposit		35,000		-
Security deposit		29,639		-
ROU - operating lease		654,851		-
Total assets	$	738,467	$	-
Liabilities and stockholders' equity				
Current liabilities:				
Bank overdraft	$	-	$	63
Accounts payable		10,118		-
ROU - operating lease liability (current portion)		118,304		-
Payroll tax liabilities		8,345		-
Advances - related party		-		13,600
Total current liabilities		136,767		13,663
Long-term liabilities:				
ROU - operating lease liability (non-current portion)		592,878		-
Total long-term liabilities		592,878		-
Total liabilities		729,645		13,663
Commitments & contingencies		-		-
Stockholders' equity				
Common stock, 4,000,000 shares authorized, $0.0001, par value; 1,752,890 and 1,509,629 shares issued and outstanding at December 31, 2020 and 2019, respectively		175		151
Additional paid-in capital		414,115		5,795
Subscription receivable		(26,177)		(948)
Accumulated deficit		(379,291)		(18,661)
Total stockholders' equity (deficit)		8,822		(13,663)
Total liabilities and stockholders' equity	$	738,467		-

The accompanying notes are an integral part of these financial statements.

LIFE IMAGING FLA, INC.
STATEMENTS OF OPERATIONS
For the Year Ended December 31, 2020 and 2019

	2020	2019
Revenue	$ -	$ -
Operating expenses		
General and administrative	55,338	11,303
Professional fees	6,513	185
Advertising	147,533	449
Rent	83,574	-
Travel expenses	13,129	2,783
Owners compensation	54,543	3,941
Total operating expenses	360,630	18,661
Net loss before income taxes	(360,630)	(18,661)
Provision for income taxes	-	-
Net loss	$ (360,630)	$ (18,661)

The accompanying notes are an integral part of these financial statements.

4

LIFE IMAGING FLA, INC.
STATEMENTS OF STOCKHOLDERS EQUITY
For the Year Ended December 31, 2020 and 2019

	Common Stock		APIC	Subscription Receivable	Accumulated Deficit	Total Stockholders' Equity (Deficit)
	Shares	Amount				
		$	$	$	$	$
Balance - December 31, 2018	-	-	-	-	-	-
Issuance of founder shares	1,500,000	150	-	-	-	150
issuance of common stock for cash	9,629	1	5,795	(948)	-	4,848
Net loss	-	-	-	-	(18,661)	(18,661)
Balance - December 31, 2019	1,509,629	151	5,795	(948)	(18,661)	(13,663)
issuance of common stock for cash	243,261	24	408,320	(25,229)	-	383,115
Net loss	-	-	-	-	(360,630)	(360,630)
Balance - December 31, 2020	1,752,890	175 $	414,115 $	(26,177) $	(379,291) $	8,822

The accompanying notes are an integral part of these financial statements.

5

LIFE IMAGING FLA, INC.
STATEMENTS OF CASH FLOWS
For the Year Ended December 31, 2020 and 2019

	2020	2019
Cash flows from operating activities		
Net loss	$ (360,630)	$ (18,661)
Adjustments to reconcile net loss to net cash used by operating activities:		
Depreciation expense	9	-
Lease costs	56,331	-
Changes in operating assets and liabilities:		
Security Deposit	(29,639)	-
Payroll liability	8,345	-
Accounts payable	10,118	-
Bank overdraft	(63)	63
Related-Party Advances	(13,600)	13,600
Net cash used by operating activities	(329,129)	(4,998)
Cash flows from investing activities		
Payment for equipment deposit	(35,000)	-
Purchase of furniture and equipment	(16,498)	-
Net cash used by investing activities	(51,498)	-
Cash flows from financing activities		
Proceeds from issuance of common stock, net of offering costs	383,115	4,998
Net cash provided by financing activities	383,115	4,998
Net increase in cash and cash equivalents	2,488	-
Cash and cash equivalents, beginning	-	-
Cash and cash equivalents, ending	$ 2,488	$ -
Supplemental cash flow information:		
Cash paid during the year for:		
Interest	$ -	$ -
Income taxes	$ -	$ -
Non-cash transactions:		
Right-of-use asset obtained in exchange for new operating lease liability	$ 714,383	$ -

The accompanying notes are an integral part of these financial statements.

6

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

NOTE 1 – NATURE OF BUSINESS AND SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

Prior to converting to a C-Corp, the Company was initially an LLC whose inception date was November 26, 2018 under the jurisdiction of Florida. The Company converted to a C-Corp and changed its name to Life Imaging FLA, Inc. ("the Company") on July 15, 2019 under the laws of the State of Delaware, and is headquartered in St. Petersburg, Florida. The Company offers affordable, early detection and preventative screenings for heart disease and cancer using a low dose General Electric CT Scanner.

Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America ("GAAP"). In the opinion of management, all adjustments considered necessary for a fair presentation have been included. All such adjustments are normal and recurring in nature. The Company's fiscal year-end is December 31.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates, and those estimates may be material.

Risks and Uncertainties

As of December 31, 2020, the Company has not commenced operations. The Company's activities since inception include general startup expenses and efforts to raise capital and setting up their new location. Upon commencement of the planned, full-scale of operations, the Company will incur significant additional expenses relative to the market it is operating in. The Company is dependent upon additional capital resources for the commencement of its planned operations and is subject to significant risks and uncertainties; including failing to secure funding to execute the Company's plans or failing to profitably operate the business.

Revenue Recognition

The Company is not yet generating revenue.

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

Cash and Cash Equivalents

The Company considers all highly liquid investments with an original maturity of 90 days or less to be cash equivalents. At December 31, 2020 and 2019, the Company had no items, other than bank deposits, that would be considered cash equivalents. The Company maintains its cash in bank deposit accounts, that may at times, exceed federal insured limits.

Advertising costs

The Company's advertising costs are expensed as incurred. During the years ended December 31, 2020 and 2019, the Company recognized $147,533 and $449 in advertising costs, respectively.

Property and Equipment

Property and equipment is stated at cost, less accumulated depreciation. Major improvements are capitalized while expenditures for maintenance, repairs and minor improvements are charged to expense. When assets are retired or otherwise disposed of, the assets and related accumulated depreciation are eliminated from the accounts and any resulting gain or loss is reflected in operations. Depreciation of property and equipment is computed using the straight-line method over the estimated useful lives of the related assets, ranging from five to fifteen years. There was $9 and $0 of depreciation expense for the years ending December 31, 2020 and 2019, respectively.

Offering Costs

The Company accounts for offering costs in accordance with ASC 340, Other Assets and Deferred Costs. Prior to the completion of an offering, offering costs are capitalized as deferred offering costs on the balance sheet. The deferred offering costs are netted against the proceeds of the offering in stockholders' deficit. If the offering is unsuccessful, such costs are expensed.

Income Taxes

The Company assesses its income tax positions and records tax benefits for all years subject to examination based upon its evaluation of the facts, circumstances and information available at the reporting date. In accordance with ASC 740-10, for those tax positions where there is a greater than 50% likelihood that a tax benefit will be sustained, our policy is to record the largest amount of tax benefit that is more likely than not to be realized upon ultimate settlement with a taxing authority that has full knowledge of all relevant information. For those income tax positions where there is less than 50% likelihood that a tax benefit will be sustained, no tax benefit will be recognized in the financial statements. The Company has determined that there are no material uncertain tax positions.

The Company accounts for income taxes based on the provisions promulgated by the Internal Revenue Service ("IRS"), which has a statute of limitation of three years from the due date of the return. As such, all tax years since inception are open for inspection.

The Company currently has an estimated tax net operating loss (NOL) of $379,291 for which it may receive future tax benefits. However, as of December 31, 2020, no such benefit is expected to be recognized in the near term, and therefore, a full valuation allowance has been assessed on any potential income tax benefit.

The following table outlines the tax rates for the Company as of December 31:

	2020	2019
Federal Tax Rate	21.00%	21.00%
FL Tax Rate	4.46%	4.46%
Tax Rate	25.46%	25.46%

See the table below for the estimated deferred tax assets of the Company at December 31:

	2020	2019
Net operating loss carryforward	$ (379,291)	$ (18,661)
Total deferred tax asset	96,560	4,751
Valuation allowance	(96,560)	(4,751)
Deferred tax asset, net	$ (0)	$ (0)

The deferred tax asset valuation allowance increased by $91,809 from the year ending December 31, 2019 to December 31, 2020.

Fair Value of Financial Instruments

Financial Accounting Standards Board ("FASB") guidance specifies a hierarchy of valuation techniques based on whether the inputs to those valuation techniques are observable or unobservable. Observable inputs reflect market data obtained from independent sources, while unobservable inputs reflect market assumptions. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets or liabilities (Level 1 measurement) and the lowest priority to unobservable inputs (Level 3 measurement). The three levels of the fair value hierarchy are as follows:

- *Level 1* - Unadjusted quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 1 primarily consists of financial instruments whose value is based on quoted market prices such as exchange-traded instruments and listed equities.

- *Level 2* - Inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly (e.g., quoted prices of similar assets or liabilities in active markets, or quoted prices for identical or similar assets or liabilities in markets that are not active).

- *Level 3* - Unobservable inputs for the asset or liability. Financial instruments are considered Level 3 when their fair values are determined using pricing models, discounted cash flows or similar techniques and at least one significant model assumption or input is unobservable.

The carrying amounts of assets and liabilities reported in the balance sheets approximate their fair value.

Recent Accounting Pronouncements

No recently issued accounting pronouncements are expected to have a significant impact on the Company's financial statements.

Subsequent Events

The Company has evaluated subsequent events from December 31, 2020 to July 13, 2021, the date the financial statements were issued, and has determined that there are no items other than those disclosed below:

Subsequent to December 31, 2020, the Company continued to sell 546,251 shares of common stock through its Regulation CrowdFunding ("Reg CF") on StartEngine, LLC. The Company recognized gross proceeds of $1,015,558 and had a subscription receivable of $54,682 related to the sale of these shares. In connection with this offering, the Company incurred offering costs of $104,161.

NOTE 2 – GOING CONCERN

The accompanying financial statements have been prepared assuming the Company will continue as a going concern, which contemplates the recoverability of assets and the satisfaction of liabilities in the normal course of business.

As reflected in the accompanying financial statements, for the year ended December 31, 2020 the Company had:

- Net loss of $360,630; and
- Net cash used in operations was $329,129

Additionally, at December 31, 2020, the Company had:

- Accumulated deficit of $379,291
- Stockholders' equity of $8,822; and
- Working capital deficit of $134,279

The above, among other factors, raises substantial doubt about the Company's ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon management's plans to raise additional capital from the issuance of debt or the sale of stock, its ability to commence profitable sales of its flagship product, and its ability to generate positive operational cash flow. The accompanying financial statements do not include any adjustments that might be required should the Company be unable to continue as a going concern.

In December 2019, a novel strain of coronavirus (COVID-19) was reported in Wuhan, China and has spread throughout the United States and the rest of the world. The World Health Organization has declared the outbreak to constitute a "Public Health Emergency of International Concern." This contagious disease outbreak, which has not been contained, and is disrupting supply chains and affecting production and sales across a range of industries in United States and other companies as a result of quarantines, facility closures, and travel and logistics restrictions in connection with the outbreak, as well as the worldwide adverse effect to workforces, economies and financial markets, leading to a global economic downturn. Therefore, the Company expects this matter to negatively impact its operating results. However, the related financial impact and duration cannot be reasonably estimated at this time.

NOTE 3 – RELATED PARTY TRANSACTIONS

During the period ended December 31, 2019, a shareholder of the Company advanced funds for operations. These advances are non-interest bearing. At December 31, 2019, the amount of advances outstanding is $13,600, respectively, and are recorded under 'Advances – Related Party' on the balance sheets. These advances were paid in full during the year ended December 31, 2020 and resulted in a zero balance at year end.

NOTE 4 – RIGHT OF USE ASSET AND LIABILITY

During the year ending December 31, 2020, the Company entered into an operating lease for some property in Deerfield, Florida. As of December 31, 2020, the Company has no financing leases as defined in ASC 842, *"Leases"*. The tables below present information regarding the Company's operating lease assets and liabilities at December 31, 2020.

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

	2020
Assets	
Operating lease - right-of-use asset - non-current	$ 654,851
Liabilities	
Operating lease liability	$ 711,182
Weighted-average remaining lease term (years)	4.58
Weighted-average discount rate	8%

The components of lease expense were as follows:

Operating lease costs

Amortization of right-of-use operating lease asset	$ 59,532
Lease liability expense in connection with obligation repayment	24,042
Total operating lease costs	$ 83,574

Future minimum lease payments required under leases that have initial or remaining non-cancelable lease terms in excess of one year at December 31, 2020:

2021	$ 170,948
2022	179,495
2023	188,470
2024	197,894
2025	120,865
Total undiscounted cash flows	857,672
Less: amount representing interest	(146,491)
Present value of operating lease liability	711,182
Less: current portion of operating lease liability	(118,304)
Long-term operating lease liability	$ 592,878

LIFE IMAGING FLA, INC.
NOTES TO THE FINANCIAL STATEMENTS
For the Year Ended December 31, 2020 and 2019

NOTE 5 – STOCKHOLDERS' EQUITY

At December 31, 2020 and 2019, the Company has 4,000,000 authorized shares of $0.0001 par value common stock.

During the year ended December 31, 2019, the Company issued 1,500,000 founder shares of common stock. The 1,500,000 shares of common stock were issued to the J. Thomas Graham, CEO, totaling $150.

During the years ended December 31, 2020 and 2019, the Company issued 243,261 and 9,629 common shares, respectively. These shares were issued for gross proceeds of $467,352 and $17,636, and were recorded net of offering costs of $59,008 and $11,840, respectively.

EXHIBIT C TO FORM C

PROFILE SCREENSHOTS

[See attached]







Life Imaging

"We scan for Life"

Join the Waitlist

Website · Los Angeles, CA · TECHNOLOGY

10 raised

10 Investors	**$10M** Valuation
$6 Price per Share	**$100** Min. Investment
Common Shares Offered	**Equity** Offering Type
$10M Offering Max	**Reg CF** Offering

INVEST NOW

This Reg CF offering is made available through StartEngine Capital, LLC.

Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to two decades before symptoms even occur.

Overview · Team · Updates · Comments · Follow

Reasons to Invest

- Pilot project conducted under a different company yielded approximately 37% profit margin with over $500k in revenue in just 4 months.
- Two of the largest causes of death makes this one of the biggest target markets.
- With limited operating costs, the company is easy to scale to other locations with large profit margins.

OVERVIEW

Life Imaging is a health screening service that takes the guesswork out of preventative care. With a proven unique direct marketing approach, we have already seen exponential growth in just a few months. Our mission is to educate and provide an affordable early detection system for the two deadliest diseases known to mankind, heart disease and cancer sometimes up to decades before symptoms even occur. **Using our FDA approved world's fastest and most accurate low-dose EBT scanning,** this non-invasive tool is fast, accurate and painless and can help prevent a myriad of diseases and help protect our loved ones. Early detection absolutely saves lives! Peace of mind through prevention! We now have a choice—no one needs to be a statistic any longer.

"Taking the guesswork out of preventative care."

To understand the scope of the problem, the trailer below for The Widowmaker discusses when scanners were invented and shows the importance of our life saving screening services. Early detection saves lives!

We believe this is another example of why Life Imaging scanners are so important to the community and why our business is necessary to help people. Please note this film is not affiliated with Life Imaging nor does it feature specific Life Imaging products but is a helpful educational film regarding the current issues faced by heart disease.

THE PROBLEM

The US is not good at preventative care

The U.S. is embroiled in a **complicated, expensive health care system that does not have the best interest of the people it serves.** Any kind of research or testing of medicine is heavily inflated, which leaves millions of people in the dark about the underlying health issues they may be having.

There is nothing we fear more in life than death. Whether from old age or from a freak accident, a long battle with a disease or suicide, death is an event that has a momentous impact on families, communities, even nations. One thing holds true in every scenario–death is always a hard experience.

What if I told you some of these deaths are not only preventable, but the prevention method is affordable? Too many people are dying from heart disease, cancer, and other fatal diseases that can be detected early using simple technologies.

THE SOLUTION

Modern methods to save lives, affordably

Life Imaging has seen the loss of life first hand, and we have set out to reduce preventable deaths in the U.S. We have developed a solution that will help solve our national health crises of Heart Disease and Cancers.

Our FDA approved EBTC scanners can easily detect many of these diseases before a patient shows any symptoms sometimes decades ahead using only 10% of the radiation of a normal CT scanner. Life Imaging scanning protocol does not use any dyes, no need to take any clothing off, and only takes about five minutes.

Rewards

Get rewarded for investing more into Life Imaging Technologies:

$1,000+ Investment
Life Imaging T-Shirt
Invest over $1,000 and earn a Life Imaging t-shirt

$2,500+ Investment
Life Imaging Hat
Invest over $2,500 and earn a Life Imaging hat and t-shirt

$15,000+ Investment
Executive Perk
Test Perk

Full body scans can cost thousands of dollars through insurance and other medical providers and It is unlikely your Doctor would even give you a script for a full body scan to begin with. Our packages are **just a few hundred dollars a scan, making our body scans incredibly affordable**. Now, everybody can get scanned and we can save lives every day.



OUR TRACTION

More than a proof of concept

Prior to setting up Life Imaging, we set out to test the market. The founder did a soft opening in Tampa Bay under a different company, and within 4 months and with just two sales consultants, we produced some pretty extraordinary results. With an expected extraordinary income margin of approximately 37%, we expect to get to **$3M in revenue numbers within the first full year of operation.**

In our 4 month pilot, under a different company, we hit some great numbers:

$532k+	195k+	~37%
Gross Revenue	Gross Profit	Margins


Life Imaging
2021
DOTCOM
yahoo!finance
ANNOUNCES LIFE IMAGING AS DOTCOM MAGAZINE'S IMPACT COMPANY OF THE YEAR LIST FOR 2021.

* Source, Source

THE MARKET

Two of the largest causes of death, and growing

Heart Disease

- 1,600,000 people suffer a heart attack every year
- 50% of the men and 64% of the women who die suddenly of coronary artery disease had no prior symptoms!
- In 2012, $411 Billion was spent on coronary heart disease, a large portion of which was paid by consumers
- Approximately 48% of all Americans will suffer some degree of coronary artery disease
- For 150,000 people, the first sign of heart disease will be their fatal heart attack

Source



Every 26 seconds someone will suffer a coronary event, and every minute, someone will die from one.

Cancer Statistics

Cancer Statistics

- In 2018, an estimated 1,735,350 new cases of cancer will be diagnosed in the United States and 609,640 people will die from the disease
- In 2016, there were an estimated 15.5 million cancer survivors in the United States. The number of cancer survivors is expected to increase to 20.3 million by 2026
- Approximately 38.4% of men and women will be diagnosed with cancer at some point during their lifetimes
- In 2017, an estimated 15,270 children and adolescents ages 0 to 19 were diagnosed with cancer and 1,790 died of the disease
- Estimated national expenditures for cancer care in the United States in 2017 were $147.3 billion

Source





WHAT WE DO

Making preventative care... easy!

Patients simply come in learn about our process and get scanned, and we provide them with an easy to read the detailed report. Depending on the report, we will get the information to their doctor help them set up the next steps.

For example, if a patient results show a high calcium score, we will forward that information to their doctor can tell them they need to do x, y, and z and we can **set a plan for doing annual screenings** to see any improvements in our Preferred Care program. Heart Disease is reversible in most cases. We make the process as smooth and affordable as possible.

One of the biggest complaints we hear about the healthcare industry is that there is a lack of transparent pricing. With good understanding and knowledge we provide to the consumer along with affordable pricing, a simple location, and easy operation, **we take the guesswork out of preventative care.**

No dyes, no taking off of clothes and you're done in 5 minutes!



HOW WE ARE DIFFERENT

Affordability, without sacrificing quality

Quality - Our Life Imaging facilities use licensed radiologists rather than doctors, which allows us to maintain the highest quality experience at a lower cost to the patients.

Affordability - With bundled payments, the cost per scan is 70% cheaper than traditional scans. Not only this, reactive treatment is shown to cost more to the consumer than preventative medicine.

Ease of use - With scans that take only five minutes, and detailed reports with 98% accuracy provided same day, convenience is one of our core values.

THE BUSINESS MODEL

Direct to consumer

Since our soft opening, we have done over **half a million dollars in revenue.** While that is remarkable in itself, what's even more exciting for us is that we have developed a very unique direct marketing model that will help us grow. We achieved fast results by blanketing the market with TV, Radio and Social media advertising we offer free complimentary Heart Scans to potential patients valued at 499.00 dollars. We plan to continue expanding our proprietary Preferred Care program that involves individual scans and bundling for annual Heart and Cancer screening over 3, 5, and 7 years. We will also work with a branding agency to promote our concept and educate the public to understand we now have a choice when it comes to Heart Disease and Cancer!

Our partner, a friend of mine who gave us this concept, he is one of the few operators in the space if not the only one with this same business model, and has been operating this business model in another city and state going on 8 years now, he is consulting for Life Imaging, and has almost 10,000 recurring patients. He has had to bring a second ebt scanner into his office to keep up with the demand.

THE VISION

Expand, expand expand!

We already have over 120 paying customers since our soft opening under another company, **yielding about $532,000 in revenue in the first four months.** Under this different company we have generated approximately a 37% margins and a net income of over $195,000. We then formed Life Imaging later once we knew it would work!

Our new South Florida location is OPEN

Our Flagship Clinic is now up and running and we are off to the races saving lives on a weekly basis! We opened our beautiful new 4,000 sq ft. location in South Florida on April 8th, 2021. We have had over close to 1000 inbound calls in the first 4 months from just our radio marketing campaign.



Our sales is continuing to grow every month. In late July we had a record sales week of almost $50,000.

We have started a buzz in South Florida as we have a had several doctors reach out to our team and are sending patients over daily for this life saving

screening. They love what we do! To date we have had 843 people scanned. Our reviews both on google and our website are stellar, showing many 5 star reviews.



Our Trust-amonials

Ria L. ★★★★★

I visited the company and had my free heart scan in July 2021 at their office in Deerfield Beach, FL. The heart scan is free because the data is used in research. I was very impressed with the customer service and education that I received from the patient advocate Steve Pennell about the heart scan. I got my results by the time it took me to drive home. Thankfully my heart is clear of plaque. I feel confident I made a excellent investment not only in my health but in this company as an angel investor on start engine. I encourage anyone who meets the research requirements to take advantage of the FREE heart scan. It is an investment in your health you won't regret. I have also opted to pay for a full body scan and I got the results in a few days luckily I am healthy but this one scan allows me to bypass several annual scans that are invasive and will save me thousands over the 7 years I have opted to do it. The best thing about this is I was able to offer another person the gift of a health scan as I took the couple plan.

Brian M. ★★★★★

The experience and service was exceptional. I had both the heart scan and full body cancer screening. The entire process took under ten minutes and was actually the most relaxing part of my day. Heart disease runs in my family so I was thrilled to immediately see the results of my heart scan show no calcium buildup placing me at a low risk of a heart attack. The results from the cancer screening come in a couple of days later and didn't show any emergency issues but did reveal three abnormalities which could be issues in the future. I'm following up with my primary care physician. The ability to quickly and safely learn what's really going on rather than waiting for a medical emergency is worth it's weight in gold. Highly recommended!

James C. ★★★★★

From the first phone call with Judy the experience was wonderful. Brain is knowledgeable and thorough in his presentation. And the exam is quick and painless. And the peace of mind you get from the test is priceless! And early detection could save your life & extend it.

Gary N. ★★★★★

Thank God for Life Imaging! Tom n Judy treated me like like I was a member of their family. The scan found a aneurysm on my aorta. Within within minutes of their findings I received a phone call with the news and within 30 minutes my cardiologist had the X-rays n we assessed the condition. Fortunately all is good now. I'm so thankful for Life Imaging. My cardiologist was not aware the aneurysm existed n now it will be on our every 6 month checkups will monitor it! Thank you so much Judy n Tom!

Steve P. ★★★★★

I took advantage of the discounted pricing and had my heart and lungs scanned. Thank God I did, as it probably saved my life. Blockage was found to my heart and the results were sent to my cardiologist. He quickly set me up for further testing. I was very pleased with Life Imaging Florida's service and great customer care. Everything was explained in detail and the results of my test were reviewed and sent to me quickly. Best choice I ever made.

We also have almost 100 paying customers in our Preferred Care Program for annual screenings and have generated over $250,000 in cash paying customers. Life Imaging is well on the way to our goal of $100,000 plus per week in gross revenue. We have quickly established our unique business model to help save lives weekly.

The future is bright for Life Imaging

Our plan continue expanding and move on to two or three other locations over the next few years. Based on the founders soft opening revenue in the Tampa Bay area under the other company, our newest location in South Florida and our consultants 8 years of success in this unique business model, we will have net profit of approximately 2 million per location with less than ten employees per location. We have also recently had discussions with one of the biggest Franchise groups in the US. They are very interested in developing Nationwide Franchise business opportunity with Life Imaging. This will allow us to easily expand our amazing business across the US allowing for many more life saving opportunities and revenue far beyond our own imaginations!

WHY INVEST

Unfortunately, chances are you have a friend or a loved one who has been affected by a serious or fatal health condition. Based on the statistics, far too many of us have had to let go of someone we love. The worst part is, conditions such as heart disease and cancer are often preventable with the right screening.



The Life Imaging's team is no stranger to tragedy. We have also lost those dear to us, so we are as determined as anyone to make sure no one has to go through the same pain. Preventative care is an easy step that everyone can take, and the life-saving statistics backing these scans have an overwhelming amount of positives. We have found an affordable way to make sure everyone can have access to this life-saving information.



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EXHIBIT D TO FORM C

VIDEO TRANSCRIPT

Video 1:

<u>V.O., Emergency Call:</u>

911, police, fire--911, my husband's having a heart attack.

Put the heel of your hand in the center of his chest right between the nipples.

1, 2, 3, 4, 5, 6, 7...

-Is he conscious?

-No, he's not.

<u>Doctor 1:</u>

In America and around the world, coronary disease is the number-one killer.

<u>V.O., Emergency Call:</u>

I'm going to start giving him mouth-to-mouth. He's turning black.

<u>Doctor 1:</u>

About a third of patients, the first event is... sudden death.

<u>Doctor 2:</u>

And this is a completely preventable disease.

The science is the slam-dunk

<u>Person 1:</u>

[clips of scanner]

One day he said to me, "Would you like to see something really neat?

<u>Doctor 2:</u>

[images of scan]

We were amazed at the images.

<u>Doctor 4:</u>

Every time we tried to redo the experiments, we got the same answer.

It's just remarkable.

V.O.

We were working on something that turned out to be valuable.

Some of the best cardiologists advised against it.

Doctor 5:

I'm not a fan of it.

I don't like medical cults.

V.O. (to patient in scanner)

[clip of patient in scanner]

Breathe in.

Person 2:

Well, he's an idiot.

It saved my life.

On screen text: 'A Tale of Hope'

V.O. (to patient in scanner)

[clip of patient in scanner]

Hold your breath.

Person 2:

And if it saved mine, it can save others.

On screen text: 'And loss'

Voiceover, Emergency Call:

Quick. I don't think she's breathing.

Oh, God almighty.

Person 1:

How many lives do you think would have been saved if we'd done it in 1990 what we're doing now?

A lot.

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